Exhibit 1

P R E S S   R E L E A S E

Contacts
Shirley Nakar AudioCodes Tel: +972-3-976-4000 Shirley@audiocodes.com

Skype for SIP now interoperable with AudioCodes Mediant 1000 Multi-Service
Business Gateways

Small and Medium Businesses can now connect to Skype and leverage existing TDM PBXs and Key Systems

Lod, Israel and Luxembourg – March 22, 2010 – Skype and AudioCodes (NasdaqGS: AUDC) today announced that the AudioCodes Mediant 1000 Multi-Service Business Gateway has been certified as interoperable with Skype for SIP. This will enable the majority of the world’s small and medium-sized businesses, who are still using legacy TDM PBXs and Key-Systems to communicate more efficiently by directing their outbound calls to mobile phones and landlines around the world through Skype. It will also allow them to receive inbound calls from Skype users.

“In today’s tough economy, executives of small and medium-sized companies realize that effective communication with customers, partners and employees is a key to helping them grow their business,” said David Gurle, VP and General Manager of Skype for Business. “By certifying the AudioCodes Mediant 1000 Multi-Service Business Gateway as interoperable with Skype for SIP, we are enabling businesses that are using TDM equipment to connect to the IP world and helping them save money, save time and stay ahead of the competition.”

Interoperability with Skype for SIP means that small businesses can take advantage of the cost savings provided by Skype’s low-cost global calling rates when their employees call landlines and mobile phones around the world. A company can also receive inbound voice calls from any of the more than 521 million registered Skype users around the world via a global click-to-call button on its Web site. By certifying the AudioCodes Multi-Service Business Gateways with Skype for SIP, customers can benefit from interoperability with hundreds of TDM PBXs, Key Systems, and IP-PBXs that have not been able to connect to Skype so far. In addition, if a company buys and associates an online Skype number with their AudioCodes Mediant 1000 Multi-Service Business Gateway solution, it can then receive inbound calls via Skype from business contacts and customers calling from landline and mobile phones.

“Partnering with Skype is an important milestone in AudioCodes’ strategy of interoperating with the leaders in the Internet communications market,” said Jeff Kahn, Chief Strategic Officer at AudioCodes. “We are excited about Skype for SIP interoperability since it opens the market for customers to get the benefits of Skype, without replacing their existing PBX equipment. The AudioCodes Mediant 1000 Multi-Service Business Gateway offers ultimate flexibility and modularity, supporting many types of TDM and IP-PBX connectivity options, integrated with routing, firewalling, Enterprise SBC and application hosting capabilities. Our ability to connect to TDM PBXs and IP-PBXs simultaneously enables customers to smoothly migrate from TDM telephony to the IP world.”

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Certification testing of Skype for SIP with the AudioCodes Mediant 1000 Multi-Service Business Gateway was conducted by tekVizion Labs™, an independent test facility in Richardson, Texas, which specializes in IP communications interoperability testing.

For more information about Skype for SIP, please visit http://www.skype.com/business/products/pbx-systems/sip/. For more information about the AudioCodes Mediant 1000 Multi-Service Business Gateways, please visit http://www.audiocodes.com/msbg

AudioCodes will be exhibiting the SPS solution at VoiceCon, Orlando, March 22-24, 2010 in booth #428.

About Skype
Skype is software that enables the world’s conversations. Millions of individuals and businesses use Skype to make free video and voice calls, send instant messages and share files with other Skype users. Everyday, people everywhere also use Skype to make low-cost calls to landlines and mobiles. Download Skype to your computer or mobile phone at skype.com.

Access to a broadband Internet connection is required. Skype is not a replacement for traditional telephone services and cannot be used for emergency calling. Skype for SIP is meant to complement existing traditional telephone services used with a corporate PBX, not as a stand-alone solution. Skype for SIP users need to ensure all calls to emergency services are terminated through traditional fixed line telephone services, connected to the local exchange, or through other emergency calling capable telephone services.

Skype, associated trademarks and logos and the ‘S’ symbol are trademarks of Skype Limited.

About AudioCodes
AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD™, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com.

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Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

© 2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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